SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

Nicolet Bankshares, Inc.
(Name of Issuer)

Nicolet Bankshares, Inc.	Nicolet Interim Corporation	Robert B. Atwell
Michael E. Daniels	Wendell E. Ellsworth	Jacqui A. Engebos
Deanna L. Favre	Michael F. Felhofer	James M. Halron
Phillip J. Hendrickson	Andrew F. Hetzel, Jr.	Terrance J. Lemerond
Donald J. Long, Jr.	Susan L. Merkatoris	Wade T. Micolev
Ronald C. Miller	Sandra A. Renard	Robert J. Wevers

(Names of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Robert B. Atwell
President and Chief Executive Officer
Nicolet Bankshares, Inc.
110 South Washington Street
Green Bay, Wisconsin 54301
(920) 430-1400
Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Katherine M. Koops, Esq.
Powell Goldstein LLP
One Atlantic Center
1201 West Peachtree Street, 14th Floor
Atlanta, Georgia 30309
(404) 572-6600

This statement is filed in connection with (check the appropriate box):
a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$ 4,256,429	$ 851.29

*	For purposes of calculating the fee only. This amount assumes the acquisition of 233,229 shares of common stock of the subject company for $18.25 per share in cash. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value and was paid with the initial filing of this Schedule 13E-3.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration No.:	Date Filed:

AMENDMENT NO. 2 TO TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule") is filed by the filing persons listed on the cover of this Schedule in connection with an Agreement and Plan of Reorganization (the "Plan") that is designed to take Nicolet Bankshares, Inc. ("Nicolet" or the "Company") private by reducing its number of shareholders of record below 300. A copy of the Plan is attached as Appendix A to the Preliminary Proxy Statement filed by the Company concurrently with this Schedule (the "Proxy Statement"). The Proxy Statement is also being filed concurrently under cover of Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended. The Proxy Statement relates to a special meeting of shareholders at which Nicolet's shareholders will consider and vote upon the Plan.

All information contained in this Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. The Proxy Statement is currently in preliminary form and is subject to further revision. This Schedule will be amended to reflect such revisions. Capitalized terms but not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the caption to the Notice of Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled "INFORMATION ABOUT NICOLET AND ITS AFFILIATES—Recent Affiliate Transactions in Nicolet Stock, —Market for Common Stock and Dividends" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Number of Shares Outstanding."

Item 3.	Identity and Background of Filing Person

The business address and telephone number of each filing person listed on the cover of this Schedule is c/o Nicolet National Bank, 110 South Washington Street, Green Bay, Wisconsin 54301, telephone (920) 430-1400. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE PLAN— The Reorganization— Structure" and "INFORMATION ABOUT NICOLET AND ITS AFFILIATES—Directors and Executive Officers."

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Requirements for Shareholder Approval," "SPECIAL FACTORS—Purpose of the Reorganization, —Reasons for the Reorganization, —Recommendation of the Board of Directors; Fairness of the Reorganization, —Effects of the Reorganization on Affiliates and —Federal Income Tax Consequences of the Reorganization," and "DESCRIPTION OF THE PLAN—The Reorganization and —Dissenters' Rights."

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reorganization."

Item 6.	Purposes of the Transaction and Plans or Proposals

The common stock acquired in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reorganization described in response to Item 4 and the indebtedness to be incurred in connection therewith as described in Item 10, there are no plans, proposals or negotiations relating to or that would result in:

(1)	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving Nicolet or any subsidiary;

(2)	Any purchase, sale or transfer of a material amount of assets of Nicolet or any subsidiary;

(3)	Any material change in Nicolet's present dividend rate or policy or in its indebtedness or capitalization;

(4)	Any change in Nicolet's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

(5)	Any other material change in Nicolet's corporate structure or business;

(6)	Any class of Nicolet's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	Except as disclosed in response to Item 7 relating to the prospective termination of registration of the Nicolet common stock under the Exchange Act, any class of Nicolet's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	Except as described in response to Item 7, the suspension of Nicolet's obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS—Purpose of the Reorganization, —Alternatives Considered, —Reasons for the Reorganization, —Potential Disadvantages of the Reorganization, —Pro Forma Effect of the Reorganization, —Effects of the Reorganization on Nicolet, —Effects of the Reorganization on Affiliates, —Effects of the Reorganization on Shareholders Generally, —Federal Income Tax Consequences of the Reorganization" and —Determinations by Interim and Other Filing Persons" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reorganization, —Affiliates' Determination of Fairness of the Reorganization" and —Determinations by Interim and Other Filing Persons."

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of the proxy statement (Exhibit 1) entitled "SPECIAL FACTORS—Opinion of Independent Financial Advisor," Appendix C thereto and Exhibit 2 hereto.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE PLAN—Source of Funds and Expenses and to Exhibits 3 and 4 hereto.

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT NICOLET AND ITS AFFILIATES—Stock Ownership by Affiliates and —Recent Affiliate Transactions in Nicolet Stock."

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reorganization."

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and ‘PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" and to Appendices D and E thereto.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Solicitation of Proxies."

Item 15.	Additional Information

Not applicable.

Item 16.	Exhibits.

1.	Preliminary Proxy Statement, Notice of Special Meeting of Shareholders and related cover letter, including Appendix A—Plan of Reorganization; Appendix B—Subchapter XIII of the Wisconsin Business Corporation Law (relating to dissenters' rights); Appendix C—Opinion of Independent Financial Advisor; Appendix D—Financial Statements and Management's Discussion and Analysis for the Nine Months Ended September 30, 2004; and Appendix E—Financial Statements and Management's Discussion and Analysis for the Year Ended December 31, 2003 (incorporated by reference from the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. 0-50248).
2.	Valuation Report dated December 9, 2004 issued by Ryan Beck & Co., Inc.*

3.	Letter Agreement dated December 31, 2004*

4.	Revolving Business Note dated January 31, 2005

_______________
*	Previously filed with Amendment No. 1 to this Schedule 13E-3 on January 26, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2005
NICOLET BANKSHARES, INC.

By:	/s/ Robert B. Atwell
President and Chief Executive Officer

NICOLET INTERIM CORPORATION

By:	/s/ Robert B. Atwell
President

OTHER FILING PERSONS:

/s/ Robert B. Atwell

/s/ Michael E. Daniels

/s/ Deanna L. Favre

/s/ James M. Halron

/s/ Andrew F. Hetzel, Jr.

/s/ Susan L. Merkatoris

/s/ Sandra A. Renard

/s/ Wendell E. Ellsworth

/s/ Michael F. Felhofer

/s/Terrance J. Lemerond

/s/ Wade T. Micoley

/s/ Robert J. Weyers

/s/ Jacqui A. Engebos

/s/ Philip J. Hendrickson

/s/ Donald J. Long, Jr.

/s/ Ronald C. Miller

EXHIBIT INDEX

1.	Preliminary Proxy Statement, Notice of Special Meeting of Shareholders and related cover letter, including Appendix A—Plan of Reorganization; Appendix B—Subchapter XIII of the Wisconsin Business Corporation Law (relating to dissenters' rights); Appendix C—Opinion of Independent Financial Advisor; Appendix D—Financial Statements and Management's Discussion and Analysis for the Nine Months Ended September 30, 2004; and Appendix E—Financial Statements and Management's Discussion and Analysis for the Year Ended December 31, 2003 (incorporated by reference from the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. 0-50248).
2.	Valuation Report dated December 9, 2004 issued by Ryan Beck & Co., Inc.*

3.	Letter Agreement dated December 31, 2004*

4.	Revolving Business Note dated January 31, 2005

_______________
*	Previously filed with amendment No. 1 to this Schedule 13E-3 on January 26, 2005